FEDERAL INSURANCE COMPANY

Endorsement No: 10

Bond Number: 70428658

NAME OF ASSURED: GUINNESS ATKINSON ASSET MANAGEMENT, INC

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

SmartETFs Sustainable Energy II ETF

This Endorsement applies to loss discovered after 12:01 a.m. on November 12, 2020.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 18, 2020   By ___

                                           Authorized Representative

CERTIFICATE OF SECRETARY

GUINNESS ATKINSON FUNDS

The undersigned, Joy Ausili, hereby certifies that she is a duly elected Secretary of The Guinness Atkinson Funds, a Delaware statutory trust (the "Trust"), hereby certifies that the following resolutions were adopted by the Board of Trustees of the Trust at its meeting on October 12, 2020 and that said resolutions have not been rescinded, modified or revoked, and remain in full force and effect on this date:

Upon motion duly made and seconded, the following resolutions were unanimously adopted, first by a majority of the "Disinterested Trustees" of the Fund, as that term is defined in Section 2(a)(19) of the 1940 Act, and then by a majority of the entire Board:

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1 thereunder require an investment company to obtain a fidelity bond against larceny and embezzlement covering all officers and employees of a fund with access to securities or funds of the investment company; and

WHEREAS, Rule 17g-l requires that such fidelity bond must be in a form and amount (subject to certain specified minimums) as a majority of the disinterested directors shall approve after due consideration of all relevant factors, including, the anticipated value of the fund's assets, custody arrangements and the nature of a fund's investments; now, therefore, it is

RESOLVED, that the officers of the Trust are authorized to purchase from Chubb Group Insurance Company (or from such other underwriter as the officers of the Trust deemed comparable and that Chubb Group Insurance Company provides coverage similar to the bond presented), a blanket bond in the amount of $750,000, to be in substantially the form presented at this meeting and that the appropriate officers of the Trust are authorized to increase the amount of the bond as is necessary to satisfy the requirements of Rule 17g-1(d) under the 1940 Act; and it is

RESOLVED FURTHER, that the amount of the fidelity bond coverage is approved after consideration of all factors deemed relevant by the Board of Trustees, including, but not limited to, the existing and projected value of the aggregate assets of the Trust to which any covered person may have access, the estimated amount of the premium for such bond, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Trust; and it is

RESOLVED FURTHER, that any officer of the Trust is authorized to execute and deliver said fidelity bond and to make any and all payments and do any and all other acts, in the name of the Trust and on its behalf, as he or she, or any of them, may determine to be necessary or desirable and proper with advice of counsel in connection with the foregoing resolutions; and it is

RESOLVED FURTHER; that Rita Dam is designated as the individual responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of this 14th day of December 2020.

/s/Joy Ausili
Joy Ausili
Secretary